Exhibit 99.1

Atna Reports AGM Results

Vancouver, B.C. (April 29, 2005). Atna Resources Ltd. (ATN:TSX) is pleased to report the voting results from its Annual and Extraordinary General Meeting of Shareholders.

Atna Resources, Ltd. held its Annual and Extraordinary Meeting of Shareholders (the “Meeting”) at the Terminal City Club, 837 West Hastings Street, Vancouver, B.C. on Thursday, April 14, 2005 at 10:00 a.m. (local time).

Voting Results
In accordance with part 11.3, Voting Results, of the National Instrument 51-102, Continuous Disclosure Obligations, set forth below is a brief description of the matters voted upon at the Meeting and the outcome of the vote:

	Brief Description of Matter	Outcome of Vote
1	Appointment of DeVisser Gray as auditors of the Company	Passed
2	To authorize the Directors to fix Auditor’s remuneration	Passed
3	To elect as Director, James K.B. Hesketh	Passed
4	To elect as Director, William J. Coulter	Passed
5	To alter the Notice of Articles to remove the application of the “Pre-Existing Company Provisions”	Passed
6	To change the authorized capital to unlimited number of common shares without par value and an unlimited numer of preferred shares without par value	Passed
7	To authorize the replacement of the existing Articles of the Company with an entirely new set of Articles which compy with the Business Corporations Act (British Columbia).	Passed
8	To amend the Incentive Stock Option Plan	Passed
9	To confirm the Shareholder Rights Plan Agreement, dated February 12, 2001, with Pacific Corporate Trust Company	Passed
10	Advanced shareholder approval for the issuance of a number of shares by private placement that exceeds 25% of the Company’s issued and outstanding share capital	Passed

None of the aforesaid matters was conducted by ballot.

For further information, please visit our website, www.atna.com, or contact:

ATNA RESOURCES LTD., Deanna McDonald, Geologist & Corporate Communications Manager
Tel: (604) 684-2285; Fax: (604) 684-8887, E-mail: dmcdonald@atna.com